Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Clayton Williams Energy, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333‑68316), Form S-3 (No. 333-116825), and Form S-4 (No. 333-193567 and No. 333-178470) of Clayton Williams Energy, Inc. and subsidiaries of our reports dated March 10, 2014, with respect to the consolidated balance sheets of Clayton Williams Energy, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appears in the December 31, 2013 annual report on Form 10‑K of Clayton Williams Energy, Inc. and subsidiaries.

/s/ KPMG LLP

Dallas, Texas
March 10, 2014